UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Advisory Services Agreement

On September 8, 2026, UTime Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into a Special Strategic Advisory Services Agreement (the “Advisory Services Agreement”) with Li Donghong (the “Advisor”), pursuant to which the Advisor will provide advisory and analytical services related to the Company’s various business streams. As consideration for these services, the Company has agreed to grant to the Advisor 600,000 of the Company’s Class A ordinary shares (the “Ordinary Shares”), as described below. The Advisory Services Agreement is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Entry into Business Development Agreement and Supplemental Agreement

On April 1, 2026, the Company entered into a Business Development Agreement (the “Business Development Agreement”) with Keru Jiang (the “Service Provider”), pursuant to which the Service Provider agreed to provide business development services to the Company in exchange for cash compensation. On July 1, 2026, the Company and the Service Provider entered into a supplemental agreement to the Business Development Agreement (the “Supplemental Agreement”) whereby the Service Provider agreed to be compensated with equity from the Company, rather than cash. Pursuant to the Supplemental Agreement, the Company has agreed to grant to the Service Provider 400,000 of the Company’s Ordinary Shares, as described below. The Business Development Agreement and Supplemental Agreement are filed herewith as Exhibit 10.2 and Exhibit 10.3, respectively, and are incorporated herein by reference.

Entry into Grant Agreements

On September 17, 2026, the Company entered into grant agreements (the “Grant Agreements”) with each of the Advisor and the Service Provider. Under these Grant Agreements, the Company issued a total of 1,000,000 Ordinary Shares (the “Shares”) to the Advisor and the Service Provider, with the Shares to be issued under the Company’s 2026 Equity Incentive Plan.

The Grant Agreements with the Advisor and the Service Provider are filed herewith as Exhibit 10.4 and Exhibit 10.5, respectively, and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1*	Advisory Services Agreement
10.2*	Business Development Agreement
10.3*	Supplemental Agreement
10.4*	Grant Agreement with the Advisor
10.5*	Grant Agreement with the Service Provider

* Certain identified information has been excluded from this Exhibit because it is both (i) not material and (ii) the type of information that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: September 21, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)